02047731

P.E.
8/1/02

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

SEC MAIL PROCESSING
RECEIVED
AUG 07 2002
WASH. D.C. 154 SECTION

REVENUE PROPERTIES COMPANY LIMITED
The Colonnade
Suite 300
131 Bloor Street, West
Toronto, ON
Canada M5S 1R1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

PROCESSED
AUG 12 2002
P
THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REVENUE PROPERTIES COMPANY LIMITED

August 6, 2002

PMiatello

By: Paul Miatello
Its: Secretary

I:\Bill Kennedy\Reports\Form 6-K.080602.doc

News
Release

Revenue Properties Company Limited
131 Bloor Street West, Suite 300
Toronto, Ontario, Canada M5S 1R1
Tel: (416) 963-8100 Fax: (416) 963-8512
e-mail:wkennedy@revprop.com
http://www.revprop.com

Contact: William I. Kennedy
President

August 1, 2002

REVENUE PROPERTIES NEVADA SUBSIDIARY AGREES TO SELL LAST GAMING ASSET AND MORGUARD CORPORATION INCREASES COMMON SHARE OWNERSHIP TO 76%

TORONTO, August 1, 2002. Revenue Properties Company Limited (TSE: RPC; NASDAQ: RPCLF) ("RPCL") announced today that its wholly owned subsidiary, RPC Gaming, Inc. has entered into a definitive agreement to sell its interest in the one remaining casino property owned by P.T. Gaming LLC to its Nevada partners for approximately Cdn. $3 million. The closing of this transaction is conditional only upon the parties obtaining all necessary regulatory approvals. Upon closing of this transaction, RPCL will have completed its plan to end its involvement in gaming in Nevada.

RPCL also announced that Morguard Corporation, through it wholly-owned subsidiary 3391361 Canada Inc., has completed its previously announced acquisition of 23,025,000 common shares of the Corporation to hold 49,025,000 common shares or 76.4% of the issued and outstanding common shares of the Corporation.

Morguard Corporation also holds $27,741,000 principal amount of the Corporation's 7% Convertible Subordinated Debentures due December 31, 2006.

Revenue Properties Company Limited is a fully integrated real estate company engaged in the acquisition, development and ownership of income-producing properties in Canada. Additional information can be obtained on the Internet at http://www.revprop.com.